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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the first quarter results ended July 17, 2005

Commission File Number: 333-10100

ALIMENTATION COUCHE-TARD INC.
1600 St-Martin Boulevard East
Tower B, Suite 200
Laval, Quebec, Canada
H7G 4S7

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F	☐	Form 40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g-3 under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALIMENTATION COUCHE-TARD INC.
August 24, 2005
	By:	/s/ SYLVAIN AUBRY Sylvain Aubry Corporate Secretary

PRESS RELEASE

Couche-Tard achieved
excellent first quarter

Highlights for the first quarter ended July 17, 2005

  •
  Revenues up by 19.1% or US$347.7 million to US$2.18 billion.

  •
  Net earnings increased by 12.5% to reach US$54.1 million or US$0.26 per share on a diluted basis.

  •
  As at July 17, 2005, cash and cash equivalents amounted to US$294.8 million.

ATD.MV.A, ATD.SV.B / TSX

Laval, August 23, 2005 — Alimentation Couche-Tard Inc. ("Couche-Tard") announces record results for the 12-week period ended July 17, 2005. "We are very pleased with the achievement of this strong performance. We are particularly pleased with the increases of 9.6% in our merchandise and service revenues, of 10.5% in related gross profit and of 13.5% in the motor fuel volume in our U.S. markets. These results reflect our efforts in improvements to our in-store marketing and merchandising and the selective competitive pricing in our motor fuel business. We generated cash of US$42.1 million after investing US$33.1 million in fixed assets and ended the quarter with US$294.8 million in cash and cash equivalents. We have started fiscal year 2006 in a strong position and we expect to continue these efforts throughout the year," indicated Alain Bouchard, President and Chief Executive Officer.

Change in Reporting Currency

Commencing in its first quarter of fiscal 2006, Couche-Tard is reporting its financial results and financial position in United States (US) currency and accordingly, its Canadian assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged. All comparative amounts for prior periods have been restated and are presented in US dollars. Consolidated income statements for the four quarters in each of our fiscal years 2004 and 2005 can be accessed through our website (www.couche-tard.com).

Exchange Rate Data

The Company's US dollar reporting currency provides shareholders with more relevant information giving consideration to the predominance of its operations in the United States and its US dollar denominated debt.

The following table sets forth information about exchange rates based upon the Bank of Canada closing rates expressed as US dollars per Cdn$1.00.

	12-week periods ended
	July 17, 2005	July 18, 2004
Average for the period(1)	0.8042	0.7366
Period end	0.8192	0.7634

(1)
Calculated by taking the average of the closing exchange rates of each day in the applicable period.

Motor Fuel Price Volatility

During the quarter ended July 17, 2005, Couche-Tard experienced further increases in the retail price of motor fuel in its U.S. markets, primarily attributable to the volatility in the world prices for crude oil. The average retail price of motor fuel in its U.S. markets amounted to $2.18 per gallon for the 12-week period ended July 17, 2005 compared with $1.92 per gallon for the 12-week period ended July 18, 2004. Motor fuel gross margin experiences volatility primarily as a result of the competition and the volatility of the cost of product. Although the motor fuel gross margins can be volatile quarter to quarter, they generally average out to more normal levels on an annual basis. For each of the four quarters commencing in the second quarter of fiscal 2005, motor fuel gross margins for the Company-operated stores in the U.S. markets stood at 12.44¢, 16.30¢, 11.26¢ and 14.86¢ per gallon respectively — with an average of 13.90¢ per gallon for the year ended July 17, 2005 compared with 14.30¢ per gallon for the previous twelve month period ended July 18, 2004 (including Circle K's historical results). Motor fuel gross margin in the Company's U.S. markets was 14.86¢ per gallon for the first quarter this year compared with 16.24¢ per gallon for the same period last year. If the motor fuel gross margin for the first quarter this year was the same as for the same period last year, motor fuel gross profit would have been approximately $6.2 million higher.

Results of Operations

The following table highlights certain information regarding Couche-Tard's operations for the 12-week periods ended July 17, 2005 and July 18, 2004.

	12-week periods ended
(In millions of US dollars, unless otherwise stated)	July 17, 2005	July 18, 2004 restated
Statement of Operations Data:
Merchandise and service revenues(1):
Canada	337.4	288.4
United States	653.3	615.9

Total merchandise and service revenues	990.7	904.3

Motor fuel revenues
Canada	181.7	146.1
United States	1,009.9	784.2

Total motor fuel revenues	1,191.6	930.3

Total revenues	2,182.3	1,834.6

Merchandise and service gross profit(1):
Canada	115.0	96.7
United States	212.9	200.1

Total merchandise and service gross profit	327.9	296.8

Motor fuel gross profit:
Canada	13.3	12.5
United States	67.6	65.0

Total motor fuel gross profit	80.9	77.5

Total gross profit	408.8	374.3
Operating, selling, administrative and general expenses	298.0	276.8
Depreciation and amortization of fixed and other assets	22.7	17.1

Operating income	88.1	80.4
Financial expenses	7.2	6.4

Earnings before income taxes	80.9	74.0
Income taxes	26.8	25.9

Net earnings	54.1	48.1

Other Operating Data:
Merchandise and service gross margin(1):
Consolidated	33.1%	32.8%
Canada	34.1%	33.6%
United States	32.6%	32.5%
Growth of same-store merchandise revenues(2)(6):
Canada	5.2%	1.0%
United States	5.6%	6.6%	(5)
Motor fuel gross margin:
Canada (Cdn cents per litre)	4.76	5.20
United States (US cents per gallon)(3)	14.86	16.24
Volume of motor fuel sold(4):
Canada (millions of litres)	348.0	325.4
United States (millions of gallons)	467.4	411.8
Growth of same-store motor fuel volume(6):
Canada	5.1%	4.7%
United States	10.3%	4.9%	(5)

(1)
Includes other revenues derived from franchise fees, royalties and rebates on some purchases by franchisees and licensees.

(2)
Does not include services and other revenues (as described in footnote 1). (Growth in Canada is calculated based on Canadian dollars.)

(3)
For Company-operated stores only.

(4)
Includes volume of franchisee, dealer and commission sites.

(5)
Excluding the Circle K acquisition.

(6)
Growth in both merchandise revenues and motor fuel volumes will now be reported on a same-store basis which is more representative of the method used in the retail industry.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF RESULTS AND FINANCIAL POSITION

12-Week Period Ended July 17, 2005 Compared to the 12-Week Period Ended July 18, 2004

During the 12-week period ended July 17, 2005, Couche-Tard opened 19 new stores and 19 quick service restaurants (QSRs) and implemented its Store 2000 Concept in 59 stores, including 11 new stores.

Operating Results

For the 12-week period ended July 17, 2005, Couche-Tard achieved revenues of $2.18 billion, compared with $1.83 billion for the same period in fiscal 2005, an increase of 19.1% or $347.7 million. The Company recorded 76.2% of its revenues in the United States, essentially the same as 76.3% in the first quarter last year.

  •
  In the United States, revenues totaled $1.66 billion, an increase of 18.8% or $263.1 million. Growth of same-store merchandise revenues was 5.6% over the same period last year. The growth of same-store merchandise revenues reflects the efforts to increase revenues and gross margins through price optimization, changing product mix, the results from investment in Store 2000 Concept and the increase in tobacco tax with the resultant increase in the selling price of tobacco products. This growth is slightly below last year, reflecting the different stages of execution of the various programs, including price optimization strategy, in our U.S. divisions. The growth of same-store motor fuel volume of 10.3% reflects the positive impact of certain pricing strategies adopted, particularly in the southwest markets.

  •
  In Canada, revenues amounted to $519.1 million, up 19.5%, or $84.6 million of which $49.0 million or 11.3% was generated from merchandise and service revenues and, in particular, in the higher margin categories including foodservice. Growth of same-store merchandise revenues was 5.2% compared with the same period in the previous year, which reflects the aggressive pricing on generic tobacco and certain dairy categories. Growth of same-store motor fuel volume was 5.1% over the same period in the previous year due to certain pricing strategies.

Gross profit grew by 9.2% or $34.5 million to $408.8 million, compared with $374.3 million for the same quarter last year. This increase is mainly due to higher revenues.

  •
  Consolidated merchandise and service gross margin was 33.1%, up from 32.8% in the same period last year. The gross margin in Canada was 34.1%, up from 33.6% in the first quarter of the previous year reflecting the impact of improvements in purchasing terms and changes in product mix with a focus on higher margin items. The gross margin in U.S. operations was 32.6%, up slightly from the same period last year. Efforts continue to improve gross margin through price optimization and changes to the product mix emphasizing higher margin items. These efforts have resulted in higher gross margins in certain categories and lower gross margins in other categories with resultant increase in sales. Also, tobacco gross margins have come under competitive pressures in certain areas which has had a slightly downward influence on the improvements to gross margins achieved in other categories during the 12-week period ended July 17, 2005.

  •
  Motor fuel gross margin decreased to Cdn4.76¢ per litre in Canada, from Cdn5.20¢ per litre in the first quarter of the previous year reflecting the increase in competitive activity, particularly in segments of Central Canada market. Motor fuel gross margin in the United States was 14.86¢ per gallon, down from 16.24¢ per gallon for the corresponding period of the previous year, reflecting both the selective pricing strategy implemented in certain areas to stimulate volume and the volatile nature of the motor fuel business.

Operating, selling, administrative and general expenses increased by $21.2 million or 7.7% over the first quarter of the previous year. This includes an increase of $4.3 million in credit card expense, which relates primarily to the increase in the retail price of motor fuel. As a percentage of total revenues, operating, selling, administrative and general expenses declined by 1.4% due to lower operating costs associated with higher motor fuel revenues, which account for a larger proportion of total revenues. As a percentage of merchandise and service revenues, operating, selling, administrative and general expenses declined by 0.5%.

Depreciation and amortization of fixed and other assets increased by $5.6 million to $22.7 million in the first quarter of fiscal 2006. This increase is due mainly to the impact of the capital expenditures made during fiscal 2005.

Operating income for the first quarter of the year increased by 9.6%, or $7.7 million, to $88.1 million compared with $80.4 million earned in the same period of the previous fiscal year.

Financial expenses of $7.2 million were up by $0.8 million or 12.5% over the same period last year. Financial expenses were reduced this year by a $0.9 million favourable benefit from interest rate swaps entered into in March, 2004. Because of the increase in the reset rate based on LIBOR, the benefit in this fiscal quarter was $1.4 million less than the favourable benefit of $2.3 million in the first quarter last year. Additionally, financial expenses were also reduced this quarter by $0.8 million of interest income earned from the investing of excess cash.

Income taxes increased by $0.9 million, to $26.8 million, primarily due to increased pre-tax earnings, reduced by a lower rate of income tax.

Net earnings increased by $6.0 million, or 12.5%, to $54.1 million or $0.27 per share ($0.26 per share on a diluted basis), compared with $48.1 million or $0.24 per share ($0.23 per share on a diluted basis) in the same period of the previous year.

Principal Cash Flows

The Company's principal source of liquidity is cash flows generated from operating activities. The Company's principal uses of cash are to meet debt service requirements, finance our capital expenditures, make acquisitions and provide for working capital. The Company expects that the cash available from its operations together with borrowings available under its revolving credit facilities will be adequate to meet its liquidity needs in the foreseeable future.

Gross capital expenditures for the 12-week period ended July 17, 2005 were $33.1 million. The Company's capital expenditures primarily relate to expenditures on the implementation of its Store 2000 Concept, investment in new stores including a small number of existing stores, the replacement of equipment in some of its stores, including upgrading of petroleum infrastructure at a number of locations, and for installation of point of sales (POS) systems, including scanning, at the Circle K Company-operated stores that do not currently have this technology. In connection with the Circle K acquisition, the Company expects to make certain capital improvements of up to $18.6 million at the Circle K stores, currently expected to begin in the third quarter of this year until December 2008, to comply with the requirements of the Americans with Disabilities Act. Couche-Tard expects to fund these improvements with cash flows generated from operations.

Over the past number of years, the Company has expended funds for maintaining stores to operating standards, renovated certain stores with its Store 2000 Concept, opened new stores and invested in small acquisitions. The Company has funded these expenditures with cash flows from operating activities. It believes that it will be able to continue to fund future expenditures of this nature with cash flows from operating activities. Major acquisitions will be financed through a combination of debt, sales and leasebacks and equity.

Cash provided from operating activities amounted to $58.9 million in the 12-week period ended July 17, 2005 compared with $74.5 million in the 12-week period ended July 18, 2004. This represents a decrease of $15.6 million which relates to the net change in non-cash working capital items relating primarily to the increases in accounts receivable and inventory and a reduction in accounts payable amounting to a use of cash of $41.1 million in the aggregate, reduced by a decrease of income taxes receivable of $20.1 million. Accounts payable decreased by $13.6 million during the quarter, which reflects payments made in respect of accounts payable for fixed asset purchases which were made at a relatively higher level in the fourth quarter of last year. Cash flows at the level of net earnings plus depreciation and amortization, loss on disposal of fixed and other assets and future income taxes amounted to $78.4 million (or $0.39 per share), an increase of $13.0 million or 19.9% over the $65.4 million (or $0.33 per share) generated during the 12-week period ended July 18, 2004.

Net cash used in investing activities for the 12-week period ended July 17, 2005 amounted to $15.9 million compared with net cash used of $22.2 million for the 12-week period ended July 18, 2004. Investment in fixed assets amounted to $33.1 million, compared with $19.5 million for the 12-week period ended July 18, 2004. These capital expenditures were primarily for existing store improvements and equipment, new store development, information systems, expenditures related to motor fuel facilities in compliance with regulatory requirements and replacement of fixed assets damaged by the Florida hurricanes. Cash generated from sale and leaseback transactions amounted to $16.8 million in the 12-week period ended July 17, 2005.

Cash used in financing activities amounted to $1.4 million for the 12-week period ended July 17, 2005 including repayment of long-term debt of $1.6 million, offset by $0.2 million cash received from the issue of shares on exercise of stock options. In the same period of the previous year, cash of $6.6 million was generated, essentially from the $7.3 million of proceeds from the issue of shares on exercise of stock options.

Financial Position as at July 17, 2005

Couche-Tard's total consolidated assets of $2.02 billion as at July 17, 2005 increased by $49.7 million compared to April 24, 2005 primarily represented by an increase of $42.1 million in cash and cash equivalents. Total cash and cash equivalents amounted to $294.8 million at July 17, 2005. Shareholders' equity of $791.3 million as at July 17, 2005 increased by $58.1 million during the quarter resulting mainly from net earnings of $54.1 million for the 12-week period ended July 17, 2005. The net interest-bearing debt to total capitalization ratio stood at 0.23:1 versus 0.28:1 as at April 24, 2005.

Growth Outlook

"With the integration of Circle K operations successfully completed last year, we are focused on our priorities as set out in our last Annual Report namely to invest in our existing store base, adding approximately 400 stores with our Store 2000 Concept, approximately 60 QSRs and approximately 100 new store locations through new store development and small acquisitions. Additionally, we will also focus on executing our plans for improvement to sales and margins through a variety of actions, including price optimization. With the successful integration of Circle K behind us and considering our strong financial position, we will seek out a larger-scale acquisition opportunity and, as stated previously, we will continue to assess the possibility of participating in the development of the Circle K network of international licensees." indicated Alain Bouchard.

Master franchise agreement for Mexico

Recently, the Company signed a master franchise agreement for the Circle K Brand with a subsidiary of Grupo Kaltex, S.A. de C.V. (Kaltex), a Mexico based company. The agreement provides for the opening of 250 Circle K stores in the next five years throughout the territory of Mexico. Kaltex was founded in 1925, and has become the leader of the textile market in Latin America and one of the most important globally. Recently, Kaltex entered the retail business through various store concepts including Pepe Jeans of London, Home and Fashion Stores, French Connection and Kaltex outlets.

Profile

Alimentation Couche-Tard Inc. is the leader in the Canadian convenience store industry. In North America, Couche-Tard is the fourth largest convenience store operator and the second largest independent (not integrated with a petroleum company) convenience store operator. The Company currently operates a network of 4,861 convenience stores, 3,016 of which include motor fuel dispensing, located in eight large geographic markets, including three in Canada and five which cover 23 American states. Approximately 36,000 people work at Couche-Tard's executive offices and throughout the network.

Source

Alain Bouchard, Chairman of the Board, President and Chief Executive Officer
 Richard Fortin, Executive Vice-President and Chief Financial Officer
Alimentation Couche-Tard Inc.
Tel: (450) 662-3272
 info@couche-tard.com
www.couche-tard.com

The statements set forth in this press release, which describe Couche-Tard's objectives, projections, estimates, expectations or forecasts, may constitute forward-looking statements within the meaning of securities legislation. Positive or negative verbs such as "plan", "evaluate", "estimate", "believe" and other related expressions are used to identify such statements. Couche-Tard would like to point out that, by their very nature, forward-looking statements involve risks and uncertainties such that its results, or the measures it adopts, could differ materially from those indicated or underlying these statements, or could have an impact on the degree of realization of a particular projection. Major factors that may lead to a material difference between Couche-Tard's actual results and the projections or expectations set forth in the forward-looking statements include the effects of the integration of acquired businesses and the ability to achieve projected synergies, fluctuations in margins on motor fuel sales, competition in the convenience store and retail motor fuel industries, exchange rate variations, and such other risks as described in detail from time to time in the reports filed by Couche-Tard with securities authorities in Canada and the United States. We assume no obligation as to the updating or revision of the forward-looking statements as a result of new information, future events or other changes.

Conference call, August 23, 2005 at 2:30 p.m. (Montreal time)

Financial analysts and investors who wish to participate in the conference call on Couche-Tard's results can dial 1-800-814-4857 a few minutes before the start of the call. For those unable to participate, a taped re-broadcast will be available from Tuesday, August 23, 2005 from 4:30 p.m. until Tuesday, August 30, 2005 11:59 p.m. by dialling 1-877-289-8525 access code: 21133835, followed by the # key. Members of the media and other interested parties are invited to listen in.

CONSOLIDATED EARNINGS
(in millions of US dollars, except per share amounts, unaudited)

	12 weeks
For the periods ended	July 17, 2005	July 18, 2004 restated (Note 2)
	$	$
Revenues	2,182.3	1,834.6
Cost of sales	1,773.5	1,460.3

Gross profit	408.8	374.3

Operating, selling, administrative and general expenses	298.0	276.8
Depreciation and amortization of fixed and other assets	22.7	17.1

	320.7	293.9

Operating income	88.1	80.4
Financial expenses	7.2	6.4

Earnings before income taxes	80.9	74.0
Income taxes	26.8	25.9

Net earnings	54.1	48.1

Earnings per share (Note 3)
Basic	0.27	0.24
Diluted	0.26	0.23
Weighted number of shares (in thousands)	202,006	200,436
Number of shares — diluted (in thousands)	207,106	205,456
Number of shares outstanding at period end (in thousands)	202,034	201,260

CONSOLIDATED CONTRIBUTED SURPLUS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 17, 2005	July 18, 2004
	$	$
Balance, beginning of period	5.6	3.2
Stock-based compensation	1.2	0.4

Balance, end of period	6.8	3.6

CONSOLIDATED RETAINED EARNINGS
(in millions of US dollars, unaudited)

For the 12-week periods ended	July 17, 2005	July 18, 2004 restated (Note 2)
	$	$
Balance, beginning of period	317.5	162.3
Net earnings	54.1	48.1

Balance, end of period	371.6	210.4

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED CASH FLOWS
(in millions of US dollars, unaudited)

	12 weeks
For the periods ended	July 17, 2005	July 18, 2004 restated (Note 2)
	$	$
Operating activities
Net earnings	54.1	48.1
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of fixed and other assets, net of amortization of deferred credits	20.9	13.8
Loss on disposal of fixed and other assets	1.0	—
Future income taxes	2.4	3.5
Deferred credits	2.2	2.7
Other	0.2	0.2
Changes in non-cash working capital items	(21.9)	6.2

Cash flows from operating activities	58.9	74.5

Investing activities
Liabilities assumed on business acquisitions	—	(3.4)
Purchase of fixed assets	(33.1)	(19.5)
Proceeds from sale and leaseback transactions	16.8	—
Proceeds from disposal of fixed and other assets	0.7	1.4
Other assets	(0.3)	(0.7)

Cash flows used in investing activities	(15.9)	(22.2)

Financing activities
Repayment of long-term debt	(1.6)	(0.7)
Issuance of shares, net of share issue expenses	0.2	7.3

Cash flows (used in) from financing activities	(1.4)	6.6

Effect of exchange rate fluctuations on cash and cash equivalents	0.5	2.8

Net increase in cash and cash equivalents	42.1	61.7
Cash and cash equivalents, beginning of period	252.7	153.8

Cash and cash equivalents, end of period	294.8	215.5

Supplemental information:
Interest paid	13.7	13.1
Income taxes paid	4.0	30.9

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS
(in millions of US dollars, unaudited)

	As at July 17, 2005 (unaudited)	As at April 24, 2005
	$	$
Assets
Current assets
Cash and cash equivalents	294.8	252.7
Accounts receivable	124.0	109.7
Income taxes receivable	11.5	31.6
Inventories	308.6	295.4
Prepaid expenses	13.4	10.0
Future income taxes	17.3	17.2

	769.6	716.6
Fixed assets	807.4	812.0
Trademarks and licenses	172.5	172.5
Goodwill	226.9	224.9
Deferred charges	29.8	30.7
Other assets	16.5	15.8
Future income taxes	1.1	1.6

	2,023.8	1,974.1

Liabilities
Current liabilities
Accounts payable and accrued liabilities	591.3	604.9
Future income taxes	—	0.1
Current portion of long-term debt	7.2	7.0

	598.5	612.0
Long-term debt	522.1	523.9
Deferred credits and other liabilities	76.5	72.7
Future income taxes	35.4	32.3

	1,232.5	1,240.9

Shareholders' equity
Capital stock	351.0	350.8
Contributed surplus	6.8	5.6
Retained earnings	371.6	317.5
Cumulative translation adjustments	61.9	59.3

	791.3	733.2

	2,023.8	1,974.1

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(in millions of US dollars, except per share amounts, unaudited)

1.     FINANCIAL STATEMENTS PRESENTATION

The unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The financial information was prepared in accordance with the same accounting policies and methods as the audited annual consolidated financial statements for the year ended April 24, 2005. The unaudited interim consolidated financial statements should be read in conjunction with the audited annual consolidated financial statements and notes thereto in the Company's 2005 Annual Report (the "2005 Annual Report"). The results of operations for the interim periods presented do not necessarily reflect results for the full year.

Effective April 25, 2005, the Company changed its reporting currency from Canadian dollars to US dollars to provide more relevant information considering its predominant operations in the United Sates and its US dollars denominated debts. The Company used the current rate method to translate the Canadian dollars financial statements into US dollars for both the current and prior periods. Under this method, assets and liabilities are translated into US dollars using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average rate in effect during the period. Gains and losses are included in cumulative translation adjustments account in the shareholders' equity. The functional currencies of the Company and each of its subsidiaries remained unchanged.

2.     ACCOUNTING CHANGES

Adopted effective April 25, 2004

Accounting for fixed assets and lease accounting

During fiscal year 2005, the Company undertook a review of its depreciation and amortization policies for all of its fixed assets and of its lease accounting policies. Previously, the Company used the diminishing balance method at various rates to calculate depreciation, except for Circle K where the straight-line method was used. In addition, leasehold improvements were amortized over the shorter of the term of the lease plus renewal periods or their useful lives and rent expense was recorded over the committed lease period, and did not take into account future rent escalations included in the lease term.

As a result of the review and an in depth study of the useful lives of its fixed assets, the Company decided to change its accounting policy for depreciation and amortization of fixed assets to use the straight-line method throughout the Company. This method is more representative of the actual useful lives of the assets and provides uniformity within the Company. This change has been applied retroactively and prior years financial statements have been restated.

Following a review of its lease accounting policies and the relevant accounting literature, the Company has determined it should amortize its leasehold improvements over the shorter of their useful lives or the lease term. Moreover, the Company decided it should record lease expense using the straight-line method. Accordingly, the Company has restated previously reported financial statements to reflect these changes.

The impact of those changes as of April 25, 2004 is a decrease in fixed assets of $10.0, an increase in net future income tax assets of $6.5, an increase in accounts payable and accrued liabilities of $0.6, an increase in deferred credits and other liabilities of $8.1, a reduction in retained earnings of $11.5 and a decrease to the cumulative translation adjustments balance of $0.7.

For the 12-week period ended July 17, 2005, the impact on net earnings is a decrease of $1.3 ($0.01 per share on a diluted basis). For the 12-week period ended July 18, 2004, the impact on net earnings is a decrease of $0.8 (nil per share on a diluted basis).

3.     EARNINGS PER SHARE

	12-week period ended July 17, 2005			12-week period ended July 18, 2004 restated (Note 2)
	Earnings	Weighted average number of shares (in thousands)	Earnings per share	Earnings	Weighted average number of shares (in thousands)	Earnings per share
	$		$	$		$
Basic earnings attributable to Class A and B shares	54.1	202,006	0.27	48.1	200,436	0.24
Dilutive effect of stock options		5,100	(0.01)		5,020	(0.01)

Diluted net earnings available for Class A and B shares	54.1	207,106	0.26	48.1	205,456	0.23

A total of 925,100 stock options were excluded from the calculation of the diluted earnings per share due to their antidilutive effect for the 12-week period ended July 17, 2005. There were 1,600,000 stock options excluded from the calculation for the corresponding period ending July 18, 2004.

4.     CAPITAL STOCK

As at July 17, 2005, the Company had 56,594,692 (57,041,122 as at July 18, 2004) outstanding Class A multiple voting shares each comprising ten votes per share and 145,438,810 (144,218,712 as at July 18, 2004) outstanding Class B subordinate voting shares each comprising one vote per share.

Share Split

Effective March 18, 2005, the Company split of all its issued and outstanding Class A and B shares on a two-for-one basis. All share and per-share information in these consolidated financial statements has been adjusted retroactively to reflect this stock split.

5.     STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

As at July 17, 2005, 9,143,900 (9,010,200 as at July 18, 2004) stock options for the purchase of Class B subordinate voting shares were outstanding. These stock options can be gradually exercised at various dates until May 27, 2015 at an exercise price varying from Cdn$2.38 to Cdn$19.89. Two series of stock options totaling 460,100 stock options at exercise prices ranging from Cdn$16.48 to Cdn$17.38 were granted since the beginning of the fiscal year.

For the 12-week period ended July 17, 2005 and July 18, 2004, the stock-based compensation costs decreased earnings before income taxes by $1.2 and $0.4, respectively.

The fair value of stock options granted is estimated at the grant date using the Black & Scholes option pricing model on the basis of the following assumptions for the attributions granted during the year:

  •
  risk-free interest rate ranging from 3.87% to 3.97%;

  •
  expected life of 8 years;

  •
  expected volatility of 35%;

  •
  no dividend payment.

The weighted average fair value of stock options granted since the beginning of the year is Cdn$8.24 (Cdn$5.77 as at July 18, 2004). A description of the Company's stock-based compensation plan is included in Note 19 of the 2005 Annual Report.

6.     EMPLOYEE FUTURE BENEFITS

For each of the 12-week periods ended July 17, 2005 and July 18, 2004, the Company's total net pension expense included in consolidated earnings amounted to $1.0. The Company's pension plans are described in Note 21 of the 2005 Annual Report.

7.     SEGMENTED INFORMATION

The Company operates convenience stores in Canada and in the United States. It essentially operates in one reportable segment, the sale of goods for immediate consumption and motor fuel through corporate stores or franchise operations. It operates a convenience store chain mainly under the Couche-Tard, Mac's and Circle K banners. Revenues from outside sources mainly fall into two categories: merchandise and motor fuel.

Information on the principal revenue classes as well as geographic information is as follows:

	12-week period ended July 17, 2005			12-week period ended July 18, 2004 restated (Note 2)
	Canada	United States	Total	Canada	United States	Total
	$	$	$	$	$	$
External customer revenues(a)
Merchandise and services	337.4	653.3	990.7	288.4	615.9	904.3
Motor fuel	181.7	1,009.9	1,191.6	146.1	784.2	930.3

	519.1	1,663.2	2,182.3	434.5	1,400.1	1,834.6

Gross Profit
Merchandise and services	115.0	212.9	327.9	96.7	200.1	296.8
Motor fuel	13.3	67.6	80.9	12.5	65.0	77.5

	128.3	280.5	408.8	109.2	265.1	374.3

Fixed assets and goodwill(a)	413.9	620.4	1,034.3	359.8	510.3	870.1

(a)
Geographic areas are determined according to where the Company generates operating income (where the sale takes place) and according to the location of the fixed assets and goodwill.

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